November 15, 2007

Mr. Amit Pande

Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No.: 001-14667

Dear Mr. Pande:

We have received the staff’s comment letter dated September 21, 2007. Thank you for accommodating our requests to extend the time for submitting our response until November 15. Our response to each of those comments is set forth below:

*   *   *   *   *   *   *   *

Form 10-K for the Period Ended December 31, 2006

Management’s Discussion and Analysis, page 18

Operating Segments, page 36

1.                                       We refer to the Condensed income statement of the “Commercial Group” on page 42 which shows a reversal of the allowances for loan and lease losses of $81 million or 22% of net income for the segment in 2006 as a result of changes to multi-family loan loss assumptions. Please tell us and revise future filings to provide the following information:

•                  The nature of the changes in these assumptions and their relationship to any changes in assumptions made to determine the allowance for loan losses on a consolidated level;

•                  How the changes in the assumptions factor in changes in the credit risks of the segmented loan portfolio in 2006 as compared to prior years; and

•                  How the Company considered the $4.6 billion or 18% increase in multi-family loans in 2006 as compared to 2005. Refer to the “Loans” section on page 34.

Response

There were two primary changes in the assumptions and methodologies with respect to the Company’s multi-family portfolio. First, as part of an ongoing program of model improvement, the Company introduced a new model that used a formulaic, statistical-based approach for determining loss factors based on relevant default-predictive variables such as loan-to-value and debt service coverage ratios, and geographic factors. The model that was replaced used the same underlying classes of inputs but categorized loans for collective review using the risk grade assigned to them for bank regulatory purposes, the categorization of which inherently involves management judgment. The second change was the adoption of a three year loss confirmation period for multi-family loans. The Company engaged an independent third party organization to review the new model as well as

Mr. Amit Pande

November 15, 2007

historical loss data on multi-family loans held in portfolio. As part of its review, the Company concurred with the independent organization’s recommendation that a three year estimate of the loss confirmation period should replace the four year estimate of the loss confirmation period.

The Company uses the same methodology and assumptions for determining the allowance for loan losses at the segment level as on a consolidated basis. In the second paragraph of the introduction to the Operating Segments discussion on page 36 of the 2006 Form 10-K, we explained that in 2006 we introduced a “new provisioning methodology that eliminates the distinction that existed in prior years between management accounting and financial accounting.”  We went on to state that “the segment results for all prior periods have been restated to reflect these revisions.”

Changes to multi-family loan loss assumptions in 2006 were not made in response to specific changes in the credit risk of loans in the multi-family portfolio. Rather, the Company refined the estimates and assumptions used to estimate incurred losses on multi-family loans as part of an ongoing program of model improvement. As explained in response to comment 3 of the staff’s letter, management routinely and regularly analyzes the performance of loan portfolios and evaluates the accuracy of the assumptions embedded in its analytical models and makes improvements to those assumptions as facts and circumstances warrant.

Loan balances are a key input into the Company’s statistical models used to estimate incurred losses. With respect to the effect on the allowance for loan losses, the acquisition of Commercial Capital Bancorp on October 1, 2006 resulted in the addition to the balance sheet of $3.22 billion of multi-family loans and $869 million of other commercial real estate loans, and the addition of $30 million to the allowance for loan and lease losses. At December 31, 2006, the Company updated its estimate of the allowance for loan and lease losses on loans acquired in the Commercial Capital Bancorp acquisition using the same assumptions as for other commercial real estate and multi-family loans.

In future Form 10-K filings, the Company will include additional disclosure regarding significant changes to the methods used to determine the allowance for loan and lease losses.

Allowance for Loan and Lease Losses, page 57

2.                                       We refer to the penultimate paragraph on page 60 that states the reduction in the allowance for loan losses in 2006 as compared to 2005 was the result of the following:

•                  Improvements in the credit profile of certain held for investment products and

•                  Refinements to the Company’s reserve and provisioning methodology.

Please tell us and in future filings revise this section to provide the following information:

•                  Identify the certain held for investment products and explain what the specific quantifiable improvements were that resulted in a reduction of the allowance for loan losses in 2006; and

•                  Describe the nature of the refinements that were made to the Company’s reserve methodology and explain how the change in reserve methodology resulted in a more reliable estimate of the allowance for loan losses.

Mr. Amit Pande

November 15, 2007

Response

Improvements in the credit profile of the Company’s credit card portfolio were observed in 2006 as loans in the credit card portfolio benefited from a lower level of bankruptcy-related charge-offs and from the sale of higher risk credit card accounts. As a result, the delinquency rate on owned credit card loans declined from 3.08% at December 31, 2005 to 2.66% at December 31, 2006. Credit card delinquency rates are one of the key drivers of credit losses in the credit card portfolio and the Company correspondingly reduced the allowance related to credit card receivables, when expressed as a percentage of the total credit card portfolio. This improvement in the credit risk profile of the credit card portfolio is not evident in the allocated allowance analysis on page 61 of the 2006 Form 10-K on account of refinements made to incorporate into the allocated allowance at December 31, 2006, certain credit risks which were not formulaically modeled at December 31, 2005. Instead, these credit risks were previously included in the unallocated, qualitative allowance. Additional detail related to the formulaic modeling of credit risks in the credit card portfolio is provided in the second paragraph of the Company’s response to comment 4 of the staff’s letter.

Refinements made by the Company to its reserve and provisioning methodology for multi-family loans is discussed in our response to comment 1 of the staff’s letter. In addition, the Company updated its estimate of the loss confirmation period for its portfolio of home loans to subprime borrowers. An independent third party organization engaged by the Company to review historical loss data for this portfolio of loans recommended that a three year estimate of the loss confirmation period should replace the four year estimate of the loss confirmation period and management concurred with their recommendation.

In future 10-K filings, the Company will provide appropriate disclosure regarding methodology changes and will identify changes in the credit profile of loans to the extent they are important factors in the determination of the allowance for loan and lease losses.

3.                                       We note your disclosure related to your determination of allocated allowance using loss factors based on historical loan performance and industry historical loan loss data given the significant increase in the amount of your non-traditional loan products. Please tell us and revise this section in future filings to describe how you consider the following in determining any adjustments to historical loss rates for groups of homogenous mortgage loans:

•                  National and local economic trends and conditions, such as concentrations of high credit risk loans in geographic areas with depressed real estate value;

•                  Trends in volumes and changes in the terms of high credit credit [sic] loans, such as subprime and Option ARM loans with negative amortization and significant resets of interest rates;

•                  Effects of changes in lending policies and procedures which may affect the credit risk characteristics of certain segments of the loan portfolio;

•                  Material changes in the levels of and trends in delinquencies and impaired loans by geographic areas, by types of loans or by the level or nature of the collateral; and

•                  Credit concentrations to a single borrower, groups of high risk credit loans or geographic areas.

Mr. Amit Pande

November 15, 2007

Response

The Company has a comprehensive governance structure, and a certification and validation process that is designed to support, amongst other things, the appropriateness of the estimate of the allowance for loan and lease losses. Determining the appropriateness of the allowance, particularly the unallocated allowance, is complex and requires judgment by management about the effect of matters that are inherently uncertain.

The Finance Committee of the Board of Directors is responsible for approving and monitoring the management of credit risk and the Audit Committee of the Board of Directors is responsible for oversight of the Company’s financial reporting process and the Company’s financial statements. The Credit Reserves Committee (“CRC”), under delegated authority, has management responsibility for overseeing the analytical models that are used for purposes of estimating the ALLL. The CRC is responsible for reviewing and recommending to the Chief Credit Officer for approval allowance and provision amounts. The CRC is also responsible for reviewing and approving analytical models and modeling assumptions and factors used to estimate the allowance and provision amounts.

The factors listed below are inputs into the Company’s statistical models used to estimate the allowance for loan and lease losses. Additional information on the Company’s approach to updating its statistical models and a discussion of how these factors are incorporated into its statistical models is provided below. The Company also qualitatively considers whether the statistical models fully capture estimates of losses related to loans in the Company’s portfolios and to the extent adjustments are needed, they are qualitatively incorporated into the allowance for loan and lease losses.

Management routinely and regularly evaluates the accuracy of its statistical models and analyzes the performance of loans held in portfolio and makes improvements to those models as facts and circumstances warrant. In addition, the Company refines its estimates and assumptions used to calibrate particular models in response to new data and dynamic market conditions. As necessary and for the same reasons, the Company updates the relative weightings assigned to classes of inputs to or factors considered in its particular models.

The allocated allowance for most loans (including home loans, home equity loans and lines of credit, credit card loans, and most commercial business, commercial real estate and multi-family loans) is determined using statistical models. Statistical models estimate default and loss outcomes based on an evaluation of past performance of loans in the Company’s portfolio, other economic and market conditions, and industry historical loan loss data.

The Loan Performance Risk Model is used to estimate losses on a majority of loans in the Company’s held for investment portfolio, and has five key types of input variables for each loan: static collateral variables, such as property type, loan type, lien type, original balance and original loan-to-value ratio; ARM-specific variables, such as ARM caps, floors and resets; dynamic variables, such as current estimated loan-to-value ratios (which are calculated using OFHEO data that reflects housing price trends in metropolitan statistical areas) and the age of the loan; borrower variables, such as original credit score and delinquency history; and market conditions, such as housing price appreciation or depreciation rates by metropolitan statistical area, and interest rates. These inputs are designed to estimate losses that may result from the retention of loans with features that may increase credit risk, such as exist in Option ARM loans and loans with high loan-to-value and high combined loan-to-value ratios.

Mr. Amit Pande

November 15, 2007

The allocated allowance is supplemented by the unallocated, qualitative allowance. The unallocated, qualitative allowance reflects management’s evaluation of conditions that are not fully captured in the formulaic models. Loss estimation techniques used in the formulaic models are inherently imprecise (due in part to time lags in the availability of data) and the Company uses supplemental, qualitative information to assist in estimating incurred losses. The Company uses a weighting system that reflects the relative significance of each factor identified below in estimating the unallocated, qualitative allowance at the balance sheet date. This systematic approach for estimating the unallocated, qualitative allowance enhances consistency across periods. Factors that are routinely and regularly reviewed using a standard data set portray national and local economic trends and conditions (such as gross domestic product and unemployment trends), market conditions (such as changes in housing prices), industry and borrower concentrations within portfolio segments (including concentrations by metropolitan statistical area), recent loan portfolio performance (such as changes in the levels and trends in delinquencies and impaired loans), trends in loan growth (including the velocity of change in loan growth), changes in underwriting criteria, and the regulatory and public policy environment.

In future Form 10-K filings the Company will include additional disclosure regarding changes in the factors considered in the determination of both its allocated and unallocated allowance, to the extent appropriate.

4.                                       We refer to the last paragraph on page 60 that states the decrease in the unallocated allowance in 2006 as a percentage of total loans was the result of including in the allocated allowance certain factors that were previously not modeled but were included in the unallocated allowance. Please tell us and revise future filings to clarify:

•                  What was the nature of these certain factors that were previously not modeled;

•                  How the unallocated allowance was previously determined without modeling these certain factors; and

•                  Why you consider the current provisioning methodology provides a better estimate of the allowance for loan losses.

Response

Certain factors that were previously not modeled related to second lien home equity loans, credit card loans and Option ARM loans. In 2006, the Company replaced its internally-developed model for estimating incurred losses for home equity loans with the Loan Performance Risk Model. Our internally-developed model, unlike the Loan Performance Risk Model, did not take into account lien position, estimated current LTV and delinquency status. As the Company had begun to retain more second lien home equity products in the held for investment portfolio, we enhanced our modeling approach for estimating incurred losses in this portfolio.

The Company acquired Providian Financial Corporation, a credit card lender, on October 1, 2005, and certain credit risks related to the credit card portfolio were incorporated into the unallocated allowance at December 31, 2005. In 2006, the Company incorporated into the credit card allocated allowance those credit risks which could be formulaically modeled. Such factors related to credit card bankruptcy and minimum-payment regulatory changes, including their impact on recovery rates of previously charged-off receivables. For Option ARM loans, updates to the Loan Performance Risk Model were made to more fully capture the historical performance of Option ARM loans in the Company’s portfolio. In all cases, these model improvements resulted in changes to both the allocated allowance and the unallocated, qualitative allowance.

Mr. Amit Pande

November 15, 2007

The factors noted above relating to second lien home equity loans, credit card loans and Option ARM loans, while not incorporated into the formulaic models used to estimate the allocated allowance at December 31, 2005, were qualitatively reflected in the unallocated allowance at December 31, 2005.

The incorporation of the factors noted above into the statistical models used to estimate the allocated allowance at December 31, 2006, better reflected the changing risk profile of the Company’s loan portfolio. For instance, in 2006, more Option ARM loans started to negatively amortize, the Company began to hold more second lien home equity loans and lines of credit in its portfolio, and credit card borrower behavior was influenced by bankruptcy and minimum-payment regulatory changes. Accordingly, the Company updated its statistical models as necessary to reflect the factors discussed above.

Liquidity Risk and Capital Management, page 63

5.                                       We refer to the “Option ARM Home Loans, Loan Performance” section on page 53 which shows that Capitalized interest income from option adjustable-rate mortgages was $1.068 billion in 2006 and $292 million in 2005, equal to 34% and 9%, respectively of income from continuing operations for each year. Please tell us and revise future filings to disclose the expected impact of these interest deferrals related to the negative amortization of Option ARM loans and recasting events on the Company’s future operating cash flows and liquidity considering:

•                  Option ARM loans are high risk loans which totaled $63.6 billion in 2006 or 28% of the total loan portfolio for 2006;

•                  Approximately 49% or $31 billion of the Option ARM loans are related to real estate located in California which has recently experienced significant decreases in the market value of home real estate property; and

•                  About 3.2% and 12.1% of the Option ARM loans will recast in 2007 and 2008, equal to $2 billion and $7.7 billion, respectively, to the full amortizing payment without any annual interest rate cap.

Response

While Option ARM loans have features that may result in increased credit risk when compared with residential loans without those features, the Company does not consider its Option ARM product, based solely on its features, to be a high risk loan. At September 30, 2007 the average FICO score of borrowers with Option ARM loans was 692 with an average loan-to-value ratio at origination of 71% and an average estimated current loan-to-value ratio of 63%. Furthermore, the Company does not make Option ARM loans to subprime borrowers.

In preparing our projections of future cash flows and liquidity, we take into account estimated amounts of negative amortization on Option ARM loans. We also take into account the risk of non-performance, which in turn, takes into account geographic concentration, house price appreciation, and other factors affecting the probabilities of forecasted future cash in-flows. Liquidity forecasting projects cash needs based on both cash payments received and projected loan balances. These projections incorporate projected loan balance increases due to negative amortization based on the Company’s proprietary loan prepayment and borrower behavior models. As a result, the Company’s primary liquidity metrics incorporate anticipated negative amortization and recasting as well as realized negative amortization, and the Company’s liquidity profile and risk management practices are designed to anticipate negative amortization trends. In 2006, capitalized interest recognized in earnings that resulted from negative

Mr. Amit Pande

November 15, 2007

amortization within the Option ARM portfolio totaled $1.07 billion or approximately 1.5% of principal payments on loans held in portfolio.

The Company did include disclosure in its 2006 Form 10-K regarding the increased credit risk arising from negative amortization and interest deferral on Option ARM loans in Part 1 “Factors That May Affect Future Results—Credit Risk.”  The Company also included the following disclosure in the Credit Risk Management section of its Form 10-Q for the quarterly period ended September 30, 2007: “Assuming all Option ARM loans recast no earlier than five years after origination, as of September 30, 2007, less than 1% of the Company’s Option ARM portfolio is expected to recast in the fourth quarter of 2007, 9% is expected to recast in 2008, and 15% is expected to recast in 2009.”

In future periods, if the Company believes that negative amortization may have a material effect on future liquidity, the Company will include appropriate disclosures.

Note 1, Summary of Significant Accounting Policies, page 89

Securities, page 90

6.               We refer to the statement in the second paragraph of this section that states for certain investments you recognize interest income using a prospective interest method in accordance with EITF 99-20. Please tell us the following:

a)              (1) The specific types of investments for which you use the prospective interest method and (2) the basis for considering that these investments fall under the scope of this interest income recognition method under paragraph 12 of EITF 99-20; and

b)             Any changes in your analysis for impairments with respect to the investments for which you use the prospective method for determining interest income.

Response

6(a)(1) - Specific types of investments accounted for using the prospective interest method in accordance with EITF 99-20

The prospective interest method, as described in EITF 99-20 (“99-20”), Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, is applied by the Company to the following beneficial interests1 retained through securitization transactions and purchased, other than those beneficial interests held by Washington Mutual Capital Corp (“WCC”), the Company’s wholly-owned broker dealer:

a)              Certain asset-backed securities (“ABS”)

The Company applies 99-20 to certain collateralized mortgage obligations and other forms of ABS held that are secured by various forms of loan collateral, such as Alt-A, subprime and prime mortgage loans2. Since these instruments, which pay either a fixed or floating rate of interest,

1 Appendix E of FASB Statement No. 140 (“SFAS 140”), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, defines “Beneficial interests” as “Rights to receive all or portions of specified cash inflows to a trust or other entity, including senior and subordinate shares of interest, principal, or other cash inflows to be “passed-through” or “paid-through,” premiums due to guarantors, commercial paper obligations, and residual interests, whether in the form of debt or equity.”

2 The Company has also elected to apply 99-20 to certain unsecured bonds held that are not of high credit quality. No impairment was taken on these securities under 99-20 during the reporting period.

Mr. Amit Pande

November 15, 2007

represent a creditor relationship with an enterprise issued in security form they meet the definition of a debt security3 under FASB Statement No. 115 (“SFAS 115”), Accounting for Certain Investments in Debt and Equity Securities, and are accounted for as an investment in a debt security classified in either the available-for-sale (AFS) or trading category. Since these beneficial interests in securitized financial assets are debt securities that are deemed to be not of high credit quality they fall within the scope of 99-20.

b)             Retained residual certificates

The Company applies 99-20 to certain retained residual certificates, created through the process of securitizing various forms of loan collateral, such as Alt-A and subprime mortgage loans. These certificates are entitled to cash flows generated from the trust’s loan collateral resulting from excess spread4 and overcollateralization.5  Both excess spread and overcollateralization may be released to the residual certificate holder if certain time and performance triggers are met. Generally, these certificates, which are either unrated or rated below investment grade, are in a first loss position. As these beneficial interests in securitized financial assets can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its initial recorded investment, they fall within the scope of 99-20 and are accounted for like investments in debt securities classified in the trading category under SFAS 115.

c)              Retained and purchased basis floater, interest-only certificates (“BFIO”)

The Company applies 99-20 to BFIO instruments held. These instruments are AAA rated, interest-only certificates6 created through securitization transactions involving option adjustable rate mortgage loans (“Option ARMs”). Contractually, the BFIO receives the difference between interest earned on the securitization trust’s loan collateral (which pays based on the Moving Treasury Average (“MTA”) or the 11th District Cost of Funds Index (“COFI”), plus a spread) and interest paid on the London Interbank Offered Rate (“LIBOR”) based bonds issued by the trust. As these beneficial interests in securitized financial assets can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its initial recorded investment they fall within the scope of 99-20 and are accounted for like7 investments in debt securities classified in the trading category under SFAS 115.

d)             Retained prepayment fee certificates

The Company applies 99-20 to certain prepayment fee certificates. These certificates, which are unrated, are retained from mortgage loan securitizations and represent contractual rights to receive prepayment fee income from the securitized collateral. Since these instruments represent a creditor relationship with an enterprise issued in security form they meet the definition of a debt security and are accounted for as an investment in a debt security classified in the trading category under SFAS 115. Since these beneficial interests in securitized financial assets

3 See the SFAS 115 glossary, which defines “Debt Security.”

4 Excess spread is the difference between interest received on the trust’s collateral and interest paid on the trust’s certificates issued.

5 Overcollateralization is the difference between the aggregate outstanding collateral principal balance in the trust and the aggregate outstanding principal balance of certificates issued by the trust, which can include the accumulation of excess spread over time.

6 Interest-only strips are defined in FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as “a contractual right to receive some or all of the interest due on a bond, mortgage loan, collateralized mortgage obligation, or other interest bearing financial asset.”

7 SFAS 140 paragraph 14, states “Interest-only strips, retained interests in securitizations, loans, other receivables, or other financial assets that can contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment, except for instruments that are within the scope of Statement 133, shall be subsequently measured like investments in debt securities classified as available-for-sale or trading under Statement No. 115, as amended (paragraph 362).”

Mr. Amit Pande

November 15, 2007

are debt securities that are deemed to be not of high credit quality, they fall within the scope of 99-20.

6(a)(2) - Basis for considering the investments fall within the scope of EITF 99-20

The beneficial interests listed above fall within the scope of 99-20 as they meet all of the following criteria (see 99-20 paragraphs 5 through 10):

1.               The beneficial interests are required to be accounted for as or like debt securities under SFAS 115.

2.               The beneficial interests have been created via a securitization transaction and have contractual cash flows.

3.               Purchase or retention of those beneficial interests does not result in consolidation of the entity issuing the beneficial interest.

4.               The beneficial interests listed above are not within the scope of AICPA Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans.

5.               The instruments above are beneficial interests in securitized financial assets that are either (1) not of high credit quality8 or (2) can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its initial recorded investment.

6.               The beneficial interests do not represent a form of equity that would be accounted for under APB 18, The Equity Method of Accounting for Investments in Common Stock.

7.               The instruments included in the Company’s 99-20 analysis are excluded from the scope of SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. Securities classified in the trading category and retained interests in securitization transactions fall outside the scope of SOP 03-3. The Company holds certain debt securities that are not retained beneficial interests nor are they classified within the trading category and thus they are required to be evaluated for inclusion within the scope of SOP 03-3. These securities have been evaluated and have been deemed outside the scope of SOP 03-3.

6(b) - Changes in analysis for impairment under EITF 99-20

In accordance with SFAS 115 paragraph 13, to the extent carrying value exceeds fair value of a security classified in the trading category, the unrealized loss is immediately recognized through earnings. Consistent with 99-20 paragraph 12, impairment is recognized on AFS securities subject to 99-20, if both (1) the fair value of the security has declined below carrying value and (2) there has been an adverse change in estimated cash flows. The Company has consistently applied this approach to assess impairment on securities subject to 99-20 over the reporting periods.

Note that on an ongoing basis the Company evaluates its methodology in which estimated future cash flows are reviewed for adverse changes and also the methodology by which the Company estimates fair value of those beneficial interests. Changes are made to inputs, assumptions and valuation

8 Consistent with John M. James, SEC Professional Accounting Fellow, speech on December 11, 2003 the Company only considers beneficial interests rated 'AA' or better to be deemed of "high credit quality" for purposes of applying the EITF 99-20 paragraph 5(e) scope exception.

Mr. Amit Pande

November 15, 2007

techniques as deemed appropriate to arrive at the Company’s best estimate of future cash flows and fair value.

Also, for investments in debt securities within the scope of SFAS 115, the Company evaluates whether any decline in fair value below carrying value is other-than-temporary. To the extent the decline is other-than-temporary, the carrying value is written down to fair value, in accordance with SFAS 115 paragraph 16. The Company considers many factors in determining whether the impairment is other-than-temporary, including but not limited to the length of time the security has had a fair value less than the carrying value, the severity of the unrealized loss, the Company’s intent and ability to hold the security for a period of time sufficient for a recovery in value, issuer-specific factors such as the issuer's financial condition, external credit ratings and general market conditions. The process by which the Company evaluates securities for other-than-temporary impairment was modified to comply with FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Ivestments, at the time of its adoption in 2006.

Allowance for Loan and Lease Losses, page 91

7.                                       We note the first paragraph on page 92 states the Company in 2006 redefined the population of loans to be evaluated for individual impairment to commercial business, real estate and multi-family homes with an unpaid principal balance in excess of $3 million as compared to the 2005 definition of loans with a current balance greater than $1 million or with a current balance less than $1 million with high internal risk ratings. Please tell us and in future filings provide the following information:

•                  Discuss the reasons why management changed in 2006 its loan loss methodology for evaluating impairments on individual commercial and multi-family home loans.

•                  Describe any significant changes during 2006 in the credit risk characteristics of this segment of the loan portfolio that affected the Company’s decision to change its methodology.

•                  State the reasons why management expects this change in methodology will result in a more appropriate measure of SFAS 114 impairment losses in 2006 as compared to 2005.

•                  Describe how you considered factoring in your revised loan loss methodology any material increases in undetected credit risk in 2006 resulting from recent decreases in the fair value of the underlying collateral for loans in areas with depressed real estate values that have been scoped out of the analysis of individual loans.

Response

In 2006 the Company changed the practice by which it identified commercial business, commercial real estate and multi-family loans that were to be individually evaluated for collectibility to reflect a shift in business practice and the introduction of a new multi-family loan loss model. Among the Commercial Group’s activities, there was a shift in business practice towards originating and retaining in portfolio, multi-family loans whose performance could be modeled using a formulaic, statistical-based approach; this correspondingly reduced the number of loans that needed to be individually evaluated for collectibility.

As explained in response to comment 1 of the staff’s letter, neither of the two primary changes in the assumptions and methodologies used to estimate incurred losses in the multi-family portfolio were made in response to specific changes in the credit risk characteristics of loans in the multi-family

Mr. Amit Pande

November 15, 2007

portfolio. Rather, the Company refined the estimates and assumptions used to estimate incurred losses on multi-family loans as part of an ongoing program of model improvement.

The new multi-family loan loss model incorporated default-predictive variables and this more robust FAS 5 model enabled the Company to better estimate incurred losses on loans in these portfolios.

Reducing the number of loans subject to a FAS 114 impairment review by increasing the balance of loans subject to review under FAS 5, enabled the Company to focus management’s identification and measurement efforts on reviewing loans that could result in higher credit losses. These actions were collectively believed to result in a more appropriate measure of FAS 114 impairment losses.

In future Form 10-K filings the Company will include additional disclosure regarding changes to the manner in which it identifies the population of loans to be evaluated for individual impairment, to the extent appropriate.

Derivatives and Hedging Activities, page 93

8.                                       We refer to the last paragraph on page 93 that states the Company applies fair value or cash flow hedge accounting using standard statistical methods of regression to determine if the hedging transaction meets the SFAS 133 criteria for a highly effective accounting relationship. For each period presented, please tell us the method(s) used to evaluate hedge effectiveness and the specific hedged item(s) associated with each hedging method, as applicable. For each of your hedge effectiveness methods, please address the following:

•                                          Tell us the quantitative and qualitative measures you use to assess effectiveness on a prospective and retroactive basis, both at inception and on an ongoing basis;

•                                          Tell us the specific types of historical data and observations used to assess hedge effectiveness as applicable;

•                                          Tell us the mathematical formulas and quantitative steps used to assess hedge effectiveness, as applicable;

Response

In response to the question regarding the methods we use to evaluate hedge effectiveness, the Company utilizes regression analysis in its assessment of hedge effectiveness, except for its hedges of unrecognized firm commitments to issue structured fixed-rate debt, which are assessed using the dollar-offset method. In addition, the Company used the dollar-offset method in assessing the hedge effectiveness of its hedges of fixed-rate certificates of deposits (CDs) during the period beginning July 27, 2005 until December 1, 2005. On December 1, 2005, the Company dedesignated the original hedging relationships of fixed-rate CDs and designated new hedging relationships, in accordance with Derivative Implementation Issue (DIG) E9, when it changed its method for assessing hedge effectiveness to regression. The table below shows the hedged items and the method used for assessing hedge effectiveness.

Mr. Amit Pande

November 15, 2007

Table 1:  Hedged Item and Assessment Method

Hedged Item	Assessment Method	Frequency of Assessment of Effectiveness	Number of Data Points Used
Fixed rate conforming and jumbo Single Family Residential (SFR) non subprime and subprime loans Held for Sale (HFS)	Regression	Daily	60
Fixed rate government insured loans
Hybrid conforming and jumbo SFR non subprime and subprime loans in HFS
Fixed-rate multifamily mortgage loans HFS
Fixed-rate mortgage backed securities (MBS) available for sale (backed by multifamily mortgage loans)	Regression	Daily	60
Mortgage Servicing Rights (MSR)[1]	Regression	At least weekly	120
Fixed-rate certificates of deposits (CD)	Regression	At least monthly	20
Unrecognized firm commitment to issue structured fixed-rate debt	Dollar-offset	At inception and upon termination	N/A
Unrecognized firm commitment to issue fixed-rate foreign currency denominated subordinated debt	Regression	At inception and upon termination	30
Fixed-rate foreign currency denominated subordinated debt	Regression	Monthly	30
Structured fixed-rate debt	Regression	Monthly	30
First interest receipts during certain period from certain MTA-based mortgage loans held for investment (HFI)	Regression	Monthly	20
First interest receipts during certain period from certain Prime-based home equity loans HFI	Regression	Monthly	20
Forecasted sale of commercial and multifamily mortgage loans	Regression	Daily	60

[1]             Beginning January 1, 2006, the Company adopted SFAS No. 156 to record the MSR at fair value and thus no longer applied hedge accounting treatment for its MSR asset. The derivatives previously designated as hedges of the MSR asset were dedesignated accordingly.

Quantitative Measures

In response to the question on the quantitative measures we use to assess effectiveness on a prospective and retrospective basis, both at inception and on an ongoing basis, for each hedging method, the Company assesses hedge effectiveness by comparing the period to period changes in fair value (or period to period changes or cumulative change in cash flows for cash flow hedges) of the hedged item attributable to the designated risk being hedged (x), and period to period changes in fair value (or period to period changes or cumulative change in cash flows for cash flow hedges) of the hedging instrument (y), for a given market rate scenario, as applicable (e.g., interest rate, foreign currency exchange rates).

Regression analysis

The Company examines the statistical results of a specified set of data points in its correlation test. The changes in values represented by x and y above become paired data points. Table 1 above shows the number of data points used in the regression analysis for a specific hedged item. Both at inception and on an ongoing basis, the designated hedging relationship is deemed to be highly effective, prospectively and retrospectively, if it meets all of the following parameters:

Mr. Amit Pande

November 15, 2007

1.               Coefficient of determination (R2) greater than or equal to 0.80; and

2.               Slope of the estimated regression line between -0.80 to -1.25; and

3.               t-statistic value of at least 95% confidence for the number of data points examined (e.g. for 60 data points such absolute value should be greater than or equal to 1.96)

4.               F-statistic value of at least 95% confidence for the number of data points examined (e.g. for 60 data points such value should be greater than or equal to 3.92)

At inception, the data points are either derived from actual hedge results or hypothetical hedge9 results. Upon designation of a hedging relationship, the Company’s expectation that the hedge relationship will be highly effective is based on these results (prospective considerations). A rolling set of data points is maintained throughout the hedge period, such that the data points used at inception are eventually replaced by new data points collected from the actual performance of the hedge measured each hedge period or at least monthly (if the hedge period is longer than a month)10. On an ongoing basis, the Company examines a rolling set of the most recent data points to determine whether the hedging relationship has been highly effective in achieving offsetting changes in fair value (or cash flows) through the date of the assessment (retrospective evaluation). These results are then used as a basis for the Company’s expectation that the hedge will continue to be highly effective throughout the hedge period. In certain hedge relationships, the Company determined 20 data points are reasonable because the results of the t-test and F-test indicate statistical significance with 95% confidence.

Dollar-offset

Both at inception and on an ongoing basis, the Company compares the period-by-period changes in fair value of the derivative to the period-by-period changes in fair value of the hedged item. The designated hedging relationship is deemed to be highly effective, prospectively and retrospectively, if the ratio of the discrete period change in value of the derivative divided by the discrete period change in value of the hedged item falls between -80% and -125%.

If any of the parameters under the applicable method above is not met, the Company will discontinue the hedging relationship beginning after the period the hedge was last deemed to be highly effective.

Qualitative Measures

In response to the question on the qualitative measures we use to assess effectiveness on a prospective and retrospective basis, both at inception and on an ongoing basis: at inception of the hedging relationship, on a prospective basis, the Company selects the derivative instruments to use for each hedge relationship based on the instruments it expects will be highly effective in offsetting the risks being hedged.

Historical Data and Observations

In response to the question about the specific types of historical data and observations we used to assess hedge effectiveness, we discuss below the historical data and observations the Company used for the regression and dollar-offset methods.

9 Represent the Company’s best estimate of the terms of hedged item and derivative instruments used in the hedging relationship (which in most cases do not exist at the time the ex-ante analysis is performed).  The ex-ante analysis is typically performed close to the trade date.

10 New data points are collected each time the Company measures the hedge ineffectiveness.  If the hedge period is shorter than a month, the measurement is performed at the end of the hedge period; if the hedge period is longer than a month, it is performed either daily, semi-monthly or monthly.

Mr. Amit Pande

November 15, 2007

Regression Analysis

For hedges of mortgage loans and mortgage servicing rights (MSR), at the inception of the hedge program, the data points we use represent the most recent hedge results from the Company’s risk management activities11 (economic hedge). On an ongoing basis, the data points are refreshed each time the Company performs the assessment (daily for mortgage loans and at least weekly for MSR). Since the hedge period for mortgage loans is daily, the data points effectively represent the result of the most recent 60 days of hedge periods. For MSR, which have hedge periods of a week or less, the data points represent the most recent 120 hedge periods.

For hedges of MBS, the data points, at inception, represent the most recent statistical results of the multifamily loans underlying the MBS. Prior to the securitization, all of these loans received fair value hedge accounting under SFAS 133 as a result of passing the statistical tests for highly effective hedging relationships12. Consequently, the hedge relationship on the MBS is expected to be highly effective as was the case when the loans underlying the securities were hedged as mortgage loans. On an ongoing basis, the Company examines a rolling set of the most recent data points to support its expectation of a highly effective hedge both retrospectively and prospectively. As the data points are refreshed on a daily basis, the older data points, which reflect the change in fair value of the loans underlying the MBS, are replaced by the change in fair value of the actual MBS.

For all other hedges, a hypothetical hedged item and derivative instrument are created based on the Company’s best estimate of the terms of the trades since such trades do not exist at the time the ex-ante analysis is performed. This method applies to both fair value and cash flow hedges (As stated in our response to item #9 for cash flow hedge, hypothetical trades are also used as a proxy for the present value of the change in expected future cash flows on the hedged transaction related to the documented risk being hedged). One of the following modeling approaches is used to estimate data points used at the inception of the hedge relationship:

-                    historical market information (yield and/or foreign currency exchange rates, as applicable); or

-                    instantaneous interest rate shocks (parallel, non-parallel and extremes)

When historical market information is used, the Company typically uses month-end data. Hence, the data points represent historical month-to-month changes in estimated fair value (or cash flows) of the hypothetical trades. For example when 30 data points are used, at the time the ex-ante analysis is performed13, such data points represent the statistical results of the month-to-month changes in estimated fair value (or cash flows) of hypothetical hedged item and derivative instruments based on market information in the past 30 months.

On an ongoing basis, a rolling set of data points is also used such that all of the hypothetical data points from the inception of the hedge will be replaced at some point by the actual hedge results during the hedge period (a new data point is collected each time the Company performs the monthly (or more frequent) assessment and measurement of hedge effectiveness). After all of the data points are replaced with the actual hedge results, they represent month-to-month (or more frequent) changes in actual fair value (or cash flows) of the hedged item and derivative instruments.

11 Daily changes in fair value of the derivative instruments and the loans or MSR

12 Such loans were dedesignated from hedging relationship when securitized into MBS.

13 The analysis is performed close to the inception of the hedge.

Mr. Amit Pande

November 15, 2007

Dollar-Offset Method

At inception of the hedge of unrecognized firm commitments to issue structured fixed-rate debt, we perform instantaneous interest rate shocks to the inputs in order to estimate the data points used for assessing hedge effectiveness.

On an ongoing basis, actual hedge results experienced during the hedge period are used for assessing hedge effectiveness.

Mathematical Formulas

In response to the question on the mathematical formulas and quantitative steps used to assess hedge effectiveness, the Company uses the following mathematical formulas and quantitative steps:

Regression Analysis

Coefficient of determination

Slope of the estimated regression line

T-statistic value

t =

Mr. Amit Pande

November 15, 2007

F-statistic value

F=

Where the terms in the above formulas mean:

•                  R² is the coefficient of determination indicating the extent to which x is determined by y

•                  n denotes number of measurement periods used for the regression

•                  xi = the change in fair value of the hedged item at the end of each measurement period

•                  yi = the change in fair value of the derivative at the end of each measurement period

•                  µx and  µy are the average of xi and yi over n measurement periods

•                  b is the slope of the estimated regression line

•                  S is Standard Deviation

•                  MSA is Mean Square of Variance about regression

•                  MSW is Mean Square of Variance within groups

The Company collects the relevant data points for the hedging relationship being assessed and uses the data to compute the above values. The results of the computations are then evaluated to determine if they meet the parameters of a highly effective hedge as discussed under “Quantitative Measures” for regression analysis.

Dollar-Offset Method

Dollar-offset ratio =	Discrete period change in the value of the derivative
Discrete period change in the value of the hedged item attributable to the hedged risk

The Company collects the period-by-period data for the hedge that is being assessed in order to compute the ratio. The ratio is then evaluated to determine if it falls within the range of a highly effective hedge as discussed under “Quantitative Measures” for dollar-offset.

Note 22, Derivative Financial Instruments, page 143

9.                     We note your disclosures related to your fair value hedges and cash flow hedges beginning on page 144 which describe the various hedging instruments used and the impact on earnings due to hedge ineffectiveness. For each of your hedging relationships other than those related to interest rate swaps for which you apply the shortcut method, please tell us how you determined that they meet the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. Additionally, please address how you considered in your evaluation of hedge effectiveness the following for each type of hedging relationship:

•                  The nature and terms of the hedged item or transaction;

•                  The nature and terms of the derivative instrument;

•                  The specific documented risk being hedged;

•                  The type of SFAS 133 hedge (fair value, cash flow, etc.); and

•                  Tell us whether you use the critical matched terms for assuming no hedge ineffectiveness for any of your hedging relationships for which you apply hedge accounting treatment under

Mr. Amit Pande

November 15, 2007

SFAS 133, and if so, please tell us how you determined that the hedging relationship meets each of the conditions in paragraph 65 of SFAS 133.

Response

Part I: Criteria for Hedge Accounting

In the first part of the question, you asked how the Company determined for each of  our hedging relationships, other than those related to interest rate swaps for which we apply the shortcut method, that they meet the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. Set forth below is the description of how the Company determined that such hedging relationships meet the criteria for hedge accounting pursuant to those paragraphs.

Fair Value Hedges

During the periods presented in the filings, the Company applied fair value hedge accounting treatment to certain recognized assets, liabilities and unrecognized firm commitments14. The table below summarizes these hedging relationships. Note that beginning January 1, 2006, the Company adopted SFAS 156 to report the MSR at fair value; hence, it no longer applied hedge accounting treatment to the MSR and the derivatives used to hedge the MSR were no longer designated in hedge relationships under SFAS 133 (“economic hedges”).

Table 1: Fair Value Hedges

Hedged Item	Designation	Hedged Risk	Assessment Method	Frequency of Assessment of Effectiveness	Hedging Instrument
Fixed rate conforming and jumbo Single Family Residential (SFR) non subprime and subprime loans Held for Sale (HFS)	Portfolio hedge of similar loans	Changes in the overall fair value of the loans	Regression	Daily	Interest rate swaps, mortgage forward commitments (TBA and non TBA) and interest rate futures
Fixed-rate government insured loans HFS
Hybrid conforming and jumbo SFR non subprime and subprime loans HFS

14Those that meet the definition of a firm commitment in the Appendix F of SFAS 133.

Mr. Amit Pande

November 15, 2007

Hedged Item	Designation	Hedged Risk	Assessment Method	Frequency of Assessment of Effectiveness	Hedging Instrument
Fixed-rate multifamily loans HFS	Portfolio hedge of similar loans	Changes in the overall fair value of the loans	Regression	Daily	Interest rate swaps
Fixed-rate mortgage backed securities[15] (MBS) available for sale	Single security hedge[16]	Changes in the overall fair value of the securities	Regression	Daily	Interest rate swaps
Mortgage servicing rights (MSR)	Portfolio hedge of similar MSRs (all or specific portion)	Changes in the overall fair value of the MSR	Regression	At least weekly[17]	TBA, options on TBAs, interest rate futures, interest rate swaps, swaption, Constant Maturity Mortgage (CMM) basis swap, options on interest rate futures, CMM Forward Rate Agreement
Fixed-rate certificates of deposits (CD)	Portfolio hedge of identical CDs	Changes in fair value attributable to the designated benchmark interest rate	Regression	At least monthly	Interest rate swaps
Unrecognized firm commitment to issue structured fixed-rate debt	One-to-one hedge	Changes in fair value attributable to the designated benchmark interest rate	Dollar-offset	At inception, as of the end of a reporting period, and upon termination[18]	Interest rate swaps
Unrecognized firm commitment to issue fixed-rate foreign currency denominated subordinated debt	One-to-one hedge	Changes in fair value attributable to the designated benchmark interest rate and foreign currency exchange rates	Regression	At inception, as of the end of a reporting period, and upon termination[19]	Cross currency interest rate swap

15Backed by multifamily loans

16Each security is hedged by a portion of the designated pool of interest rate swaps

17A hedge relationship would be terminated any time the hedging instruments were rebalanced during a given week.  In those cases, the hedge assessment was performed at the inception of the new hedge relationship.

18The hedge period of the firm commitment is relatively short; typically no more than five business days.

19The hedge period of the firm commitment is relatively short; typically no more than five business days.

Mr. Amit Pande

November 15, 2007

Hedged Item	Designation	Hedged Risk	Assessment Method	Frequency of Assessment of Effectiveness	Hedging Instrument
Fixed-rate foreign currency denominated subordinated debt	One-to-one hedge	Changes in fair value attributable to the designated benchmark interest rate and foreign currency exchange rates	Regression	Monthly	Cross currency interest rate swap
Structured fixed-rate debt	One-to-one hedge	Changes in fair value attributable to the designated benchmark interest rate	Regression	Monthly	Interest rate swap

At the inception of each hedge relationship, formal hedge documentation is put in place, in accordance with the requirements in paragraph 20(a) and EITF Topic D-102. The hedge documentation specifies the approved risk management objective and strategy for the hedge, the hedging instrument, the hedged item, the hedged risk, the method of assessing the effectiveness of the designated hedge relationship on a prospective and retrospective basis and the method of measuring the hedge ineffectiveness. Table 1 provides details on these components for each type of fair value hedging relationship.

For fair value hedges of unrecognized firm commitments to issue debt, the Company’s hedge documentation specifies the method for recognizing the gain or loss associated with the hedged firm commitment, as required in paragraph 20(a)(1).

The Company does not exclude any fair value component of the hedging derivative, as discussed in paragraph 63, in assessing hedge effectiveness; therefore the requirement in paragraph 20(a)(2) does not apply.

For all hedge relationships, in compliance with paragraph 20(b), the Company performed and documented an assessment, prior to the inception of the hedge, supporting an expectation that the hedging relationship would be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the hedge period. On an ongoing basis (throughout the life of the hedging relationship), such assessments were performed to ensure continued support for the Company’s expectation of a highly effective hedge. The Company performed the assessments at month-ends and more frequently for some hedges. Table 1 lists the frequency of assessment for each hedge relationship.

In the hedge of MSR, the Company utilized a group of hedging instruments that included contracts which provided only one-sided offset of the hedged risk, such as, options on TBAs, option on interest rate futures, and swaptions. These contracts combined with other non-option based derivative instruments are jointly designated as a group of instruments hedging the MSR. As required in paragraph 20(b), the Company’s regression analysis demonstrated the increases (or decreases) in the hedging instrument’s (in this case is the group of hedging instruments) fair value was highly effective in offsetting the decreases (or increases) in the fair value of the hedged item. All of the assessments performed by the Company are consistent with the risk management strategy specified in the respective hedge documentation at inception of the hedge.

Mr. Amit Pande

November 15, 2007

The requirements in paragraph 20(c) are not applicable because the Company has not utilized written options20 in any of its hedging relationships.

The Hedged Item

In accordance with paragraph 21(a), the Company designates the hedged items as single assets or liabilities or unrecognized firm commitments, or portfolios of similar assets (or specific portions thereof). Table 1 above outlines the hedge designation for each hedge relationship that the Company designated under fair value hedges during the period presented in the filings.

Grouping Similar Assets

To satisfy the requirement of paragraph 21(a)(1) on its portfolio hedges of mortgage loans and MSR, the Company performed the two-step tests below21.

1.               Sharing the Same Risk Being Hedged

Mortgage loans or MSRs are first aggregated into groups of similar assets based on the characteristics indicative of sharing the same risk exposure. To this end, the Company considers characteristics such as loan type, loan size, interest rate type (fixed or variable) and the coupon interest rate (if fixed), scheduled maturity, prepayment history of the loans (if seasoned), and expected prepayment performance in varying interest rate scenarios, when aggregating loans or MSRs into a group of similar assets. Specifically,

a.               SFR loans originated through channels other than subprime, are aggregated into groups of similar loans based on loan product type (e.g. conforming 15/30 year) and interest rate bands. The loans are grouped by interest rates because of their sensitivity to interest rate changes and to better match the risk being hedged.

b.              SFR loans originated through our subprime channel, and certain multifamily loans are aggregated into groups of similar loans based on loan product type and duration. These loans are grouped by duration because the prepayment penalties render them significantly less sensitive to changes in interest rates.

c.               MSRs were grouped into similar loans (called “superloans”) based on the following characteristics: asset type (e.g. fixed-rate loans), SFAS No. 140 strata, investor and remittance type, recourse status, product type and term (e.g. conventional 15/30yr.), borrower note rate range (25 basis points increments), loan age, ARM margin, and conforming vs. nonconforming. Superloans were constructed based upon analysis of all the underlying loan characteristics that were expected to have an impact on the MSR valuation. Changes in the fair value of each individual MSR responded similarly to changes in the fair value of the superloan in which it was grouped.

2.               Similar Asset Test (SAT)

20 The Company utilized written options in hedging the MSR during the periods presented in the filings however such options were not designated under fair value hedge accounting treatment (i.e., economic hedges)

21 These tests do not apply to the portfolio hedges of identical certificates of deposits (CDs) because their terms are identical (hence, each individual CD in the portfolio has exactly the same risk exposure for which they are being hedged as every other CD in the portfolio).

Mr. Amit Pande

November 15, 2007

The Company then performed SATs to ensure that the individual assets in the portfolio would be expected to respond in a generally proportionate manner to the overall changes in fair values of the aggregate portfolios attributable to the hedged risks.

a.               Each mortgage loan or MSR superloan within that group of similar assets is subjected to price sensitivity test to determine whether the loan’s or MSR’s changes in fair value attributable to the hedged risk respond in a generally proportionate manner to the overall change in fair value of its respective group. Changes in fair value of each individual loan or MSR superloan must be within +/- 20%  of its respective group’s mean change in fair value under all of the tested rate shock scenarios22 in order for the group to pass the SAT. For example, if the group’s mean change in fair value was 10%, changes in fair value of each individual item in the group must be between 8% and 12% 23. Fair value hedge accounting is applied only to the groups that pass the SAT (i.e. portfolio of similar assets designated in a hedge relationship, hereinafter referred to as “portfolios”).

We do not hedge a specific portion of an asset, liability, portfolio of similar assets or portfolio of similar liabilities, except in our hedges of MSR where we hedged a percentage of a portfolio of MSR, in accordance with the provisions of paragraph 21(a)(2)(a). The percentage of the portfolio hedge for MSR (i.e., the hedge coverage ratio) was determined based on the assessment of the percentage of the change in fair value of the designated MSR portfolio that was expected to be offset by the change in fair value of the designated hedging instruments. For purposes of designating derivative instruments as hedging the MSR asset, a proportion of the overall portfolio of derivatives was assigned to each portfolio of similar assets based on the fair value sensitivity of the portfolio of similar assets relative to the overall MSR asset for which hedge accounting was elected. At the beginning of each hedge period, a percentage of the aggregate designated hedging instruments was allocated to the designated hedged items based on the prospectively-determined expected change in fair value of the designated portfolio of similar assets. The hedge coverage ratio was used in the assessment of effectiveness.

As required in paragraph 21(b), the changes in fair value of the hedged items for which fair value hedge accounting is applied present an exposure to the Company’s reported earnings. For example, in the absence of hedge accounting treatment, the changes in fair value of the mortgage loans held for sale and MSR are recognized in earnings to the extent fair value is less than book value. Changes in fair value of the MBS are recognized in earnings upon the sale of the security. In the case of debt (or firm commitment to issue debt), the yield at issuance (or the yield locked in on the pricing date) is recognized in earnings as interest coupons are recognized and changes in fair value due to changes in foreign exchange rates are recognized in earnings in accordance with SFAS 52.

The Company has not applied hedge accounting to any of the items described in paragraphs 21(c) through 21(e).

The Company designated the hedged risk of a specific hedged item (see Table 1 for details), in accordance with paragraph 21(f). In its hedge of foreign currency denominated debt, the Company designated simultaneously the interest rate risk and foreign currency exchange risk as the risks being

22 The rate shock scenarios are determined based on the Company’s analysis of historical interest rates.  The rate scenarios used are the Company’s best estimate of expected future interest rate changes over the hedge period (e.g., daily rate changes over four and six week periods for mortgage loans as these periods correspond to the approximate length of time that loans held for sale remain on the balance sheet.

23 The example in paragraph 21(a)(1) indicates that if the change in the fair value of a hedged portfolio were 10%, the change in fair value for each item in the portfolio should be within a relatively narrow range, such as 9% to 11% to meet the portfolio requirement of sharing the same risk exposure.   The guidance further indicates that a range of 7% to 13% would be inconsistent with this provision. The Company’s application of 8% to 12% range is consistent with industry practice.

Mr. Amit Pande

November 15, 2007

hedged, as permitted in paragraph 21(f). Where the Company’s designated risk is the interest rate risk, the hedge documentation specifies the benchmark rate and the same benchmark interest rate (typically LIBOR) is designated as the risk being hedged for all similar hedges. Furthermore, in calculating the change in the hedged item’s fair value attributable to changes in the benchmark interest rate, the Company included all of the hedged items’ contractual cash flows. The Company does not designate prepayment risk as the risk being hedged on a stand alone basis. However as required in paragraph 21(f), the Company includes the effect of any embedded prepayment options in the hedged items designated for interest rate risk.

Cash Flow Hedges

During the periods presented in the filings, the Company applied cash flow hedge accounting treatment to certain future interest receipts from variable rate loans and to a forecasted sale of mortgage loans. The table below summarizes these hedging relationships.

Table 2: Cash Flow Hedges

Hedged Item	Designation	Hedged Risk	Assessment Method	Frequency of Assessment of Effectiveness	Hedging Instruments
First interest receipts during specified period from certain MTA-based mortgage loans held for investment (HFI)	Group of forecasted transactions	Overall changes in the hedged cash flows related to the loans	Regression	Monthly	MTA interest rate swaps
First interest receipts during specified period from certain Prime-based home equity loans HFI	Group of forecasted transactions	Overall changes in the hedged cash flows related to the loans	Regression	Monthly	Prime interest rate swaps
Forecasted sale of commercial and multifamily mortgage loans	Single forecasted transaction	Changes in its cash flows attributable to changes in the designated benchmark interest rate	Regression	Weekly	LIBOR interest rate swaps

At the inception of each hedge relationship, in accordance with the requirements in paragraph 28(a) and EITF Topic D-102, formal hedge documentation is put in place. Such documentation includes all of the required components that pertain to the cash flow hedge.

The Company does not exclude any fair value component of the hedging derivative as described in paragraph 63, in assessing the hedge effectiveness; therefore the requirement in paragraph 28(a)(1) does not apply.

Mr. Amit Pande

November 15, 2007

In satisfaction of paragraph 28(a)(2), the relevant details of the forecasted transactions are identified in the hedge documentation  For hedges of interest receipts from certain loans, the forecasted transactions are identified as the first interest payments received during a specified period on a specified dollar principal of certain outstanding loans. This designation meets the “sufficient specificity” requirement based on guidance in Derivative Implementation Issue (DIG) G13 and G25 which allow the use of the “first payments-received technique” for identifying the hedge interest payments in a cash flow hedge of the prime-rate-based or other variable non-benchmark-rate-based interest payments for a rolling portfolio of prepayable interest-bearing loans. Because the loans related to each hedging relationship share the same loan type, interest rate index and repricing date, any prepayment, sale or credit difficulties related to individual loans would not affect the hedging relationship as loans within the portfolio can be replaced with other loans having the same interest payments.

For our hedge of a forecasted sale of mortgage loans, our hedge documentation specified that we were hedging the first sale of a specified dollar unpaid principal balance of fixed-rate commercial and multi-family mortgage loans which we expected to occur during a specified period.

To satisfy the requirements of paragraph 28(b), the Company performs an assessment prior to the inception of the hedge and on an ongoing basis to form an expectation that the hedging instrument is highly effective in achieving offsetting cash flows attributable to the hedged risk during the hedge period. The Company performs the assessment at month-end and at least monthly, which meets the requirements of paragraph 28(b). Table 2 above lists the frequency of assessment of each hedge relationship. The Company has not used options as hedging instruments in its cash flow hedges. All of the assessments performed by the Company are consistent with the risk management strategy specified in the respective hedge documentation at inception of the hedging relationship.

The requirements in paragraphs 28(c) and 28(d) are not applicable because the Company utilizes neither written options nor basis swaps as hedging instruments in its cash flow hedges.

The Forecasted Transaction Being Hedged

In accordance with paragraph 29(a), the Company designated the interest receipts from loans as a group of forecasted transactions and the forecasted sale of loans as a single forecasted transaction. To satisfy the requirement for grouping individual transactions in the hedge of interest receipts, the Company groups together only those loans whose interest cash flows share the same risk exposure for which they are designated as being hedged. As stated above, loans within the portfolio share the same loan type, interest rate index, and repricing date.

In satisfaction of the requirement in paragraph 29(b), for the hedge of the forecasted sale of mortgage loans, the Company monitored the due diligence activities surrounding the sale transaction to ensure the occurrence of the sale is probable. At the inception of the hedge and during the hedge period, the Company expected the transaction was probable to occur based on its observation of the highly liquid commercial MBS market at the time and feedback from the underwriter about market interest in the transaction.

For hedges of interest receipts, prior to the inception of the hedge, the Company performed prepayment analysis to ensure the occurrence of the forecasted transaction is probable. The analysis incorporated prepayment speeds, conversion rates (home equity loans into fixed rate loans) and delinquency rates based on historical observations. Taking into account these factors and new originations and growth of loans having the same risk exposure for which they are being hedged (based on historically observed growth rates), the Company was able to assert that the outstanding

Mr. Amit Pande

November 15, 2007

principal balance for the hedged period was well in excess of the portion whose interest payments were hedged. Furthermore, even under extreme scenarios where no new originations took place for the specified loan types, the balance outstanding for the hedged period was still in excess of the portion whose interest payments were hedged. Based on these analyses, the Company was able to assert that the occurrence of the forecasted transaction was probable, in accordance with paragraph 29(b). On an ongoing basis, the Company updates the prepayment analysis as well as monitoring the outstanding principal balances of the specified loans to ensure there are no adverse changes that could affect the initial assertion.

In accordance with paragraph 29(c), all forecasted transactions designated in cash flow hedge relationships have been transactions with parties external to the Company and have presented an exposure to variation in cash flows for the hedged risk that could affect reported earnings.

As required in paragraph 29(d),  the forecasted transactions being hedged relate to loans that are either held for investment or held for sale and they are not remeasured with changes in fair value attributable to the hedged risk reported currently in earnings.

The forecasted transactions do not relate to any items listed in paragraphs 29(e) through 29(g).

The Company designated the hedged risk for each hedge (see Table 2), in accordance with paragraph 29(h). During the period presented in the filings, there was no instance where two or more of the risks in paragraph 29(h) are designated simultaneously as being hedged. Where the Company’s designated risk is the interest rate risk, the hedge documentation specifies the benchmark rate and the same benchmark interest rate (typically LIBOR) is designated as the risk being hedged for all similar hedges.

In hedges of future interest receipts from MTA loans and Prime-based home equity loans, the cash flows are based on a different index than benchmark interest rate24, therefore, the Company designated the risk being hedged as the risk of overall changes in the hedged cash flows related to such loans, in accordance with paragraph 29(h). The Company did not designate prepayment risk as the risk being hedged.

Part II: Evaluation of Hedge Effectiveness

The second part of the question asked how we considered in our evaluation of hedge effectiveness the following for each type of hedging relationship:

A.           The nature and terms of the hedged item or transaction;

B.             The nature and terms of the derivative instrument;

C.             The specific documented risk being hedged;

D.            The type of SFAS 133 hedge (fair value, cash flow); and

E.             Whether we use the critical matched terms for assuming no hedge ineffectiveness for any of our hedging relationships for which we apply hedge accounting treatment under SFAS 133, and if so, how we determined that the hedging relationship meets each of the conditions in paragraph 65 of SFAS 133.

A.             The nature and terms of the hedged item or transaction

The primary objective of each hedge program the Company undertakes is to mitigate the risk the Company is exposed to (the designated risk being hedged). In order to achieve this objective, the

24 Defined as Treasury rates or LIBOR swap rate in the glossary of SFAS 133

Mr. Amit Pande

November 15, 2007

Company must expect the derivative instruments used in each hedge program to be highly effective in offsetting the risk for which the hedged item is being designated. Therefore, evaluation of hedge effectiveness is an integral part of the Company’s hedge strategy. The Company’s expectation of a highly effective hedge is supported by quantitative analysis (discussed in our response to item #8) which is performed at inception and on an ongoing basis. The Company only designates a hedging relationship that passes the quantitative measures specified in our response to item #8.

Effectively, the nature and terms of the hedged item and the risk being hedged dictate the nature and terms of the derivative hedging instrument used. In some cases, the use of a single derivative is expected to be highly effective in offsetting the hedged risk; in other cases, combination of derivatives are used, since the Company expects that, as a group, these portfolio of derivative instruments are highly effective in offsetting the designated risk being hedged.

B.             The nature and terms of the derivative instrument

See the response for A above.

C.            The specific documented risk being hedged

See the response for A and D.

D.            The type of SFAS 133 hedge (fair value, cash flow)

Fair Value Hedges

To determine whether a hedge relationship is highly effective, the Company examines the changes in fair value that is attributable to the risk(s) being hedged with the changes in total fair value of the hedging instrument and measures the results under either dollar-offset or regression analysis. In order to measure and assess the hedge effectiveness of the hedge related to the specific documented hedged risk, the following methods are applied:

•                  If the hedged risk is identified as changes in the overall fair value, the measurement of changes in fair value of the hedged item includes all fair value components. For example, in hedge of mortgage loans whereby the designated risk being hedged is changes in the overall fair value, each loan is measured daily at fair value and the changes in fair value are tracked for the purpose of evaluation of hedge effectiveness.

•                  If the hedged risk is identified as one or more risks other than changes in overall fair value as described in paragraph 21(f), the measurement of changes in fair value of the hedged item includes only the component(s) attributable to the hedged risk(s) identified in the hedge documentation. For example, in hedge of foreign currency denominated debt whereby the designated risks being hedged are benchmark interest rate risk and foreign exchange risk, the debt carrying amount is adjusted based on the changes in fair value attributable only to benchmark interest rate risk and foreign exchange risk.

Cash Flow Hedge

To determine whether a hedge relationship is highly effective (i.e., the derivative instrument is highly effective in achieving the offsetting cash flows attributable to the hedged risk), the Company applies the following methods:

Mr. Amit Pande

November 15, 2007

•                  In hedge of interest receipts from variable-rate loans, which  involved receive-fixed, pay floating interest rate swaps, the Company utilizes the Hypothetical Derivative Method described in Method 2 of DIG Issue G7 to measure ineffectiveness for the hedges of interest receipts. For purposes of assessing prospective and retrospective effectiveness, the hypothetical derivative is used as a proxy for the present value of the cumulative change in expected future cash flows on the hedged transaction related to the documented risk being hedged which is the overall change in cash flows. In accordance with the guidance in DIG Issue G7, the hypothetical instrument is created so that its terms match the terms of the hedged item (that is, the same notional amount, index, repricing dates and settlement dates, mirror image caps, floors or other embedded features). The hypothetical instrument has a zero fair value at the inception of the hedging relationship.

•                  In 2004, the Company forecasted the sale of fixed rate commercial and multifamily mortgage loans and hedged this transaction with pay-fixed, receive floating interest rate swaps. The Company utilized Change in Fair Value Method described in Method 3 of DIG Issue G725 to measure ineffectiveness for the hedges of the forecasted sale of loans. This hedging relationship remained in effect from Q4 2004 through Q1 2005. For purposes of assessing prospective and retrospective effectiveness, the fair value of a hypothetical portfolio of loans with collateral characteristics mirroring the forecasted transaction was used as a proxy for  the present value of the cumulative change in expected future cash flows from the sale of loans attributable to changes in the designated benchmark interest rate.

E.             The Critical Matched Terms Method

During 2005, the Company used the critical matched terms method for assuming perfect effectiveness when we hedged the unrecognized firm commitments to issue portfolios of identical fixed rate certificates of deposits (CD’s). Since the critical terms of the hedging instrument and the firm commitments were the same, the Company concluded that the changes in fair value attributable to the risk being hedged (benchmark interest rate) were expected to completely offset at inception and throughout the hedge relationship. The Company determined that these hedging relationships met each of the conditions in paragraph 65 of SFAS 133 as follows:

•                  The critical terms of the hedging instrument (a forward starting interest rate swap) and the hedged firm commitment were the same. That is, the notional amounts, trade and maturity dates, fixed interest rates, interest starting dates, payment frequency and payment dates matched.

•                  The fair value of the forward starting swap at inception was zero.

•                  The Company has not excluded any part of the hedging instrument’s time value from the assessment of hedge effectiveness pursuant to paragraph 63.

25 DIG Issue G9 refers to DIG Issue G7 for the guidance of measuring the amount of ineffectiveness in cash flow hedges designated under long-haul method.

Mr. Amit Pande

November 15, 2007

Form 10-Q for the period ending June 30, 2007

Note 5, Guarantees, page 9

10.                                 We note that your loss contingency reserve to cover estimated loss exposure related to potential loan repurchases decreased from $202 million as of December 31, 2006, to $179 million as of June 30, 2007. Please tell us and revise future filings to discuss the reasons for this decrease.

Response

The Company establishes a loss contingency reserve for potential loan repurchases at the settlement date of the loan sale or securitization. Throughout the period sold or securitized loans are outstanding, the Company may learn of additional information that can affect the subsequent assessment of incurred losses, such as changes in the levels of actual repurchase requests and changes in the magnitude of expected loss severities. For example, during 2006 the Company experienced higher levels of repurchases that resulted from subprime mortgage borrowers who failed to remit the first payment due on their loan by the contractually specified date (a “first payment default”). Accordingly, the Company increased its repurchase reserves during 2006 in response to the change in the risk profile of such loans. With the deterioration in the subprime secondary mortgage market during the first half of 2007, subprime mortgage sales volume declined and expected loss rates were also lower, as subprime loans that were sold during this 6-month period were generally more seasoned, thus limiting the Company’s exposure to first payment default representation and warranty violations. In the first half of 2007, the Company also adjusted downward its estimated loss exposure for loans that were sold before 2001 as a result of lower than expected charge-offs for these well-aged vintages, and reversed the remaining portion of a specific fraud reserve that was no longer needed at June 30, 2007 as all charge-offs related to this reserve had been recorded by the end of the second quarter.

In future filings, the Company will provide disclosures concerning changes in balances of its repurchase reserves to the extent we consider these material.

Credit Risk Management, page 44

11.                                 We note your disclosure that you consider loan-to-value ratios as one of the key determinants in determining the future performance of loans. We further note your table analyzing the composition of the unpaid principal loan balances reference to loan-to-value ratios at origination. Given your disclosure in the second paragraph of this section regarding increased severity in housing market and lower collateral values, please tell us and revise future filings to disclose whether and how you consider the lower collateral values in analyzing updated loan-to-value ratios as a basis for determining the future performance of loans and associated changes in your allowance for loan losses.

Response

As explained in our response to comment 3 of the staff’s letter, estimated current loan-to-value ratios and changes in housing prices by geographic area are key inputs into our loss estimation models. In general, as loan-to-value ratios rise, loss factors associated with those ratios increase accordingly. The Company uses OFHEO housing price index data in its statistical models. Since there is a natural lag between the time that OFHEO collects and synthesizes the housing price data, and reports it, the allocated allowance reflects OFHEO housing price data that evidences conditions existing several months prior to the balance sheet date. We reflect the estimated effect of more current housing price data in our qualitative assessment of incurred loss that supplements the allocated allowance. Such data includes both more recent OFHEO housing price data and data on median sales prices and housing inventory levels published by the National Association of Realtors.

Mr. Amit Pande

November 15, 2007

In the Company’s Form 10-Q for the quarterly period ended September 30, 2007, the Company included in its “Credit Risk Management” section of MD&A the following disclosure:

In economic conditions in which housing prices generally appreciate, the Company believes that loan-to-value ratios and credit scores are the two key determinants of future loan performance. In a stressed housing market with increasing delinquencies and declining housing prices, such as currently exists, the adequacy of collateral securing the loan becomes a much more important factor in determining future loan performance as a borrower with more equity in the property has a greater vested interest in keeping the loan current than a borrower with little to no equity in the property. Also, in the event that the Company has to foreclose on a property, the extent to which the outstanding balance on the loan exceeds the collateral value will determine the severity of loss.

Both loan-to-value ratios at origination and estimated current loan-to-value ratios are key inputs in the statistical models used to determine the allocated allowance. Loan-to-value ratios on residential mortgages are updated quarterly based on metropolitan area-level home price indices.

To the extent that the Company believes its statistical models do not adequately capture the effects of weakening housing markets, adjustments are made to the allowance. When housing prices are volatile, lags in data collection and reporting increase the likelihood of adjustments being made to the allowance. More current data evidencing conditions in the housing market are obtained from analyzing data from the National Association of Realtors on median sales and on housing inventory levels. Current estimates of property values are also used in estimating the amount of any required charge-offs.

The Company also added the following table to its Form 10-Q for the quarterly period ended September 30, 2007:

The table below analyzes the composition of loans in the Company’s home loan, home equity and subprime mortgage channel portfolios at September 30, 2007 by reference to their average loan-to-value ratios at origination and average estimated current loan-to-value ratios, and in the case of home equity loans and lines of credit, their average combined loan-to-value ratios at origination and average estimated combined current loan-to-value ratios:

	Average Loan-to- Value Ratio at Origination	Average Estimated Current Loan-to- Value Ratio(1)

Home loans(2)	70%	60%
Home equity loans and lines of credit(2)	73	64
Subprime mortgage channel	80	72

(1) The estimated current loan-to-value ratio reflects the principal balance outstanding or commitment amount (in the case of lines of credit) at the balance sheet date, divided by the estimated current property value.  Current property values are estimated as of June 30, 2007, using the most recent OFHEO home price index data available.

(2) Excludes loans in the subprime mortgage channel.

Mr. Amit Pande

November 15, 2007

Allowance for Loan and Lease Losses, page 46

12.                                 We refer to the table of change in the allowance for loan losses on page 47 and note that the allowance for loan losses as a percentage of loans held in portfolio has been relatively constant at 0.73% when compared to 0.72% at December 31, 2006. Please tell us how you factored into your analysis the current economic conditions in the U.S. housing and credit markets and the following when determining your allowance for loan losses as of June 30, 2007:

•                  Nonaccrual loans were $3.275 billion as of June 30, 2007 as compared to $2.295 billion as of December 31, 2006, representing a 43% increase;

•                  Higher credit risk [nonaccrual] subprime loans increased from $1.283 billion as of December 31, 2006 to $1.7 billion as of June 30, 2007;

•                  Net charge-offs were $454 million in the six months ended June 30, 2007, as compared to $510 million in 2006;

Response

As explained in response to comment 3 of the staff’s letter, economic conditions in the U.S. housing markets are incorporated into the allocated allowance, and to the extent that such risks are not captured in the allocated allowance, they are qualitatively incorporated into the estimation of the unallocated allowance. More specifically, changes in housing prices (which are reflected in estimated current loan-to-value ratios) and changes in the delinquency status of loans in the portfolio, including loans on nonaccrual status, are both key variables in the Loan Performance Risk Model that management uses to estimate loss factors on residential mortgage loans. The Loan Performance Risk Model is sensitive to changes in delinquency and as loans migrate through the later stages of delinquency, loss factors generally increase.

While the Company’s allowance for loan and lease losses as a percentage of total loans held in portfolio has been relatively constant at 0.73% at June 30, 2007 when compared to 0.72% at December 31, 2006, the credit risk of loans in the credit card portfolio declined by a proportionately greater amount than the decline in the balance of credit card loans (contributing to a 16 basis point decline in the ratio of the allocated credit card allowance to the credit card portfolio) while credit risk in the Company’s mortgage portfolios, when combined with the qualitative, unallocated allowance, increased. As disclosed in the Retail Banking segment discussion in the MD&A section of the Company’s second quarter Form 10-Q, increased credit risk in the mortgage portfolios partly reflected increased delinquencies resulting from the downturn in the housing market. In the second quarter, the Company also implemented changes to its estimate of the loss confirmation period for both prime home equity and prime home loan portfolios which reduced the allowance requirement. An independent third party organization engaged by the Company to review historical loss data for both these portfolios recommended that a three year estimate of the loss confirmation period replace the four year estimate of the loss confirmation period for both portfolios, and management concurred with their recommendations.

The increase in nonaccrual subprime mortgage channel loans from $1.28 billion at December 31, 2006 to $1.71 billion at June 30, 2007, primarily reflected deteriorating housing market conditions. Increasing delinquencies on loans in this portfolio and higher loss severities that resulted from declining collateral values were incorporated into the Loan Performance Risk Model and contributed to an increase in the allocated allowance on subprime mortgage channel loans of 20 basis points (when expressed as a percentage of total subprime mortgage channel loans). In this context it should be noted that only a nominal allowance was recorded

Mr. Amit Pande

November 15, 2007

at June 30, 2007, on the transfer of subprime mortgage channel loans in the first half of 2007 from held for sale to the Company's held for investment portfolio as most of the credit deterioration on these loans was recorded as lower of cost or fair value adjustments while they were classified as held for sale.

Loan charge-offs represent the confirming event that expected losses have been realized and it is the Company’s experience that the period of time between the incurrence of the loss event and the ultimate realization of the charge-off upon borrower default may take several years. Accordingly, charge-off levels are not indicative of incurred losses inherent in the loan portfolio at the balance sheet date. The Company does, however, update the risk attributes used in its statistical models, as appropriate, to account for changes in loss severities sustained on charged off loans.

Form 8-K filed September 13, 2007

13.                                 We refer to Exhibit 99.1 which provides the script of your chairman and CEO’s presentation made at a financial services conference on September 10, 2007. In the presentation we note that you expect your loan loss provisioning for 2007 to be $500 million larger than the $1.5 billion to $1.7 billion projected earlier in July. We further note that the provision for loan losses recorded in the quarter ended June 30, 2007, was $372 million. Please explain to us what specific events occurred after the filing of the June 30, 2007 Form 10-Q that have caused management to increase its estimate of expected loan losses for 2007 by an additional $500 million.

Response

After filing its second quarter Form 10-Q, and as part of the Company’s systematic collection of credit quality statistics, the Company received additional information indicating that credit deterioration in the Company’s single-family residential loan portfolio had accelerated, which resulted in the Company updating its 2007 provision for loan and lease loss guidance at the Lehman Brothers financial services conference on September 10, 2007.  In providing this updated guidance, the Company qualitatively assessed the latest available credit statistics, which suggested that credit losses may be markedly higher for the remainder of 2007.  In addition to loan portfolio credit statistics, the Company also evaluated external data received from the National Association of Realtors and OFHEO.  This data provided clear evidence of the accelerating downturn in the housing market, as reflected by rising housing inventory levels, declines in the national median sales price for existing homes, and the expansion of housing price depreciation into many geographic markets.  The Company also anticipated that the severe contraction in nonconforming loan secondary market liquidity that developed during August would have a significant effect on the provision for loan and lease losses for the remainder of the year.  In the wake of the secondary market disruption, substantially all of the Company’s nonconforming real estate loan production has been directed into the loan portfolio, and further growth in the portfolio is expected during the remainder of the year.

Mr. Amit Pande

November 15, 2007

*   *   *   *   *   *   *   *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional comments or questions may be addressed to Melissa J. Ballenger at (206) 500-5172 or to Tony Goulart, III, Senior Vice President – Financial Reporting Director at (206) 500-3077.

Sincerely,

Thomas W. Casey

Executive Vice President – Chief Financial Officer

Melissa J. Ballenger

Senior Vice President – Controller